maxis

[redacted]

05013611

Services
Sdn Bhd)
... Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur
Malaysia

Tel : (603) 2330 7000
Fax : (603) 2330 0008

20 December 2005

RECEIVED
2005 DEC 30 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Status

File No: 082 - 34780

SUPPL

Ladies and Gentlemen:

We refer to the above matter and enclose herewith the following documents for your kind attention :-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 November 2005 to 15 December 2005, pursuant to Rule12g3-2(b)(1)(ii) of the Securities Exchange Act. The list sets forth the information that the Company has filed with the Bursa Malaysia Securities Berhad and which is made public by such exchange.

Item (2)
All forms lodged at the Companies Commission of Malaysia for the period from 16 November 2005 to 15 December 2005.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

PROCESSED
DEC 30 2005
THOMSON FINANCIAL

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director

Dipak Kaur
Secretary

c.c. Mr. Chris Holland

Singap-1/51421/01

maxis

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Bursa Malaysia Securities Berhad ("Bursa Securities")			
1. Listing Circular - Maxis Employee Share Option Scheme	21 November 2005 24 November 2005 28 November 2005 06 December 2005 09 December 2005 14 December 2005	Bursa Securities Listing Requirements	A
2. General Announcement	18 November 2005 23 November 2005 24 November 2005 14 December 2005	Bursa Securities Listing Requirements	B
3. Financial Results	23 November 2005	Bursa Securities Listing Requirements	C
4. Notice of Book Closure	23 November 2005 25 November 2005	Bursa Securities Listing Requirements	D

APPENDIX A

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 34055 OF 2005

Exemption File No.
082-34780

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	21/11/2005

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 87,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 23 November 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 34131 OF 2005

Exemption File No, 082-34780

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	24/11/2005

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 465,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 28 November 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 34183 OF 2005

Exemption File No. 082-34780

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	28/11/2005

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 96,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 30 November 2005.

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 34341 OF 2005
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **06/12/2005**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 309,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 8 December 2005.**

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 34395 OF 2005

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **09/12/2005**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 180,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 13 December 2005.**

Exemption File No. 082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 34451 OF 2005

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **14/12/2005**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 500,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Friday, 16 December 2005.**

APPENDIX B

Exemption File No.
082-34780
RECEIVED
2005 DEC 30 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

General Announcement
Reference No **MC-051117-62709**

Submitting Merchant Bank	:	N/A
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**18/11/2005**

Type : **Announcement**
Subject : **MAXIS COMMUNICATIONS BERHAD ("Maxis" or "the Company") Recurrent Related Party Transactions of a Revenue or Trading Nature**

Contents :

1. Introduction

Pursuant to Practice Note No. 12/2001 issued in relation to Paragraphs 10.08 and 10.09 of Bursa Securities Listing Requirements, the Board of Directors of Maxis wishes to announce that the following recurrent related party transactions ("RRPTs") of a revenue or trading nature necessary for day-to-day operations entered into between **PT NATRINDO TELEPON SELULER** ("NTS"), a 51%-owned subsidiary of Maxis, and:

1. PT Matahari Putra Prima Tbk ("MPP"), and
2. PT Multipolar Corporation Tbk ("MPC"),

both of which are related parties of NTS, which by way of aggregation, have exceeded the prescribed limit of RM1 million in respect of recurrent transactions entered into during the period from 29 April 2005 to 17 November 2005.

2. Details of the Contracting Parties

2.1 NTS was incorporated in Indonesia on 2 October 2000 under the Law of the Republic of Indonesia No: 1 Year 1995 ("Law No. 1 Year 1995"). Its principal activities are the provision of telecommunications services by operating mobile telecommunications network, basic telephony service and other related activities. NTS is a 51%-owned subsidiary of Teleglobal Investments B.V. which in turn is a wholly-owned subsidiary of Maxis through Malaysian Mobile Services Sdn Bhd. The remaining 49% is held by PT Aneka Tirta Nusa ("Tirta").

2.2 MPP was incorporated in Indonesia under the Indonesian Commercial Code on 11 March 1986 and its Articles of Association subsequently adjusted to Law No. 1 Year 1995. Its principal activities are the operation of retail businesses, supermarket and family entertainment center.

2.3 MPC was incorporated in Indonesia under the Indonesian Commercial Code on 4 December 1975 and its Articles of Association subsequently adjusted to Law No. 1 Year 1995. Its principal activity is as a business to business solutions provider. It also provides end to end solutions ranging from consultancy, networking, hardware infrastructure, software applications and hardware procurement to IT support system.

MPP and MPC are related parties of NTS by virtue of MPP and MPC having common major shareholders with NTS. Details of the interests of the Directors,

Commissioners, major shareholders and persons connected to them in NTS are set out in Paragraph 6 below.

3. Details of the RRPTs

Details of the RRPTs are appended in Table 1 below.

For the period from 29 April 2005 to 17 November 2005, the aggregate value of the RRPTs amounted to RM1,153,302.00 based on the accounts of NTS made up to 17 November 2005.

4. Nature of the RRPTs

The RRPTs are in the ordinary course of business of NTS and have been entered into at arm's length, on normal commercial terms and on terms not more favorable to the related parties than those generally available to the public.

5. Rationale

5.1 Transactions with MPP:

NTS needs additional office space to facilitate business expansion and growth in headcount as well as efficient administration.

It also needs to rent antenna spaces for the installation of microwave dishes as part of network rollout plans for 3G trials. MPP has premises for rental at a location that is suited to the requirements of NTS.

Transactions with MPC:

MPC is a leading information technology company in Indonesia. The company had previously supplied network equipment, desktop computers and notebooks and provided support services for NTS' IT networks to the satisfaction of NTS.

6. Directors', Commissioners' and Major Shareholders' Interests

Details of the nature and extent of the interests of Directors, Commissioners and major shareholders of NTS and persons connected to them as at 17 November 2005 are as follows:

(i) MPP is a 50.1%-owned subsidiary of MPC, which in turn is a 50.13%-owned subsidiary of AcrossAsia Limited ("AcrossAsia"). AcrossAsia is a major shareholder of NTS having a deemed effective equity interest of 9.03% of the share capital of NTS via Tirta;

(ii) Dr. Cheng Cheng Wen, a Commissioner of NTS, is also Director of AcrossAsia and President Commissioner of both MPP and MPC; and

(iii) Mr. Marshall Wallace Cooper, who was a Commissioner of NTS within the 12 months preceeding the date on which the terms of the transactions were agreed upon, is also a Director of AcrossAsia and a Commissioner of MPC.

Save as disclosed above and as far as the Directors and Commissioners are aware, none of the other Directors, Commissioners, major shareholders and/or persons connected to them has any interest, direct or indirect in the RRPTs.

Exemption File No. 082-34780

The entry into of the RRPTs have been duly approved by the shareholders of NTS and the aforesaid interested Commissioners of NTS have abstained from all deliberations and voting on the resolutions in respect thereof.

7. Effect on share capital, substantial shareholders' shareholdings, earnings and consolidated net tangible assets of Maxis

The RRPTs will not have any effect on the share capital or on the shareholdings of the substantial shareholders of Maxis.

The RRPTs are also not expected to have a material effect on the earnings per share and the consolidated net tangible assets of Maxis for the financial year ending 31 December 2005.

8. Statement by the Board of Directors

The Board of Directors of Maxis has taken into consideration all aspects of the RRPTs and is of the opinion that the RRPTs are in the best interests of Maxis and its subsidiaries.

9. Approvals required

Based on the aggregate value for the period between 29 April 2005 and 17 November 2005 as disclosed under Paragraph 3 above, the RRPTs do not require the approval of the shareholders of Maxis or the approvals of any other relevant regulatory body.

This announcement is dated 18 November 2005.

Table 1

Related party	Nature of Transactions	Amount (RM)
MPP	Rental of office and antenna space	75,002
MPC	Purchase of computers, provision of related professional services and connecting charges	1,078,300
Total		**1,153,302**

General Announcement
Reference No **MC-051123-64896**

Submitting Merchant Bank	:	N/A
Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	23/11/2005

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS")** **Third Quarter Results for the Financial Period ended 30 September 2005**

Contents :

Please find below Maxis' Press Release on its Third Quarter Results for the financial period ended 30 September 2005

Maxis Revenue Rises 12% to RM4.7 billion

Customers up 33% to 7.01 million, PBT grows 6% to RM1.87 billion
Declares 3rd Gross Interim Dividend of 10.42 sen

Kuala Lumpur, 23 November 2005 – Maxis Communications Berhad and its subsidiaries ("Maxis" or "The Group") continued to attract new customers in record numbers for the nine months ending 30 September 2005, leading to the Group's continued profitability and high dividend returns to shareholders.

The total number of customers grew 33% or 1.735 million to 7.010 million, marking a milestone in the Group's list of achievements as it surpassed the 7 million customer mark.

Fuelled by the huge increase in the number of customers and continuous strong growth in mobile data, Maxis posted a 12% growth in revenue to RM4,689 million for the nine months ending 30 September 2005 compared to RM4,176 million previously.

Mobile data revenue was up 35% to RM738 million from RM548 million a year ago, mainly driven by the 126% growth in SMS volume. Maxis' innovative mobile data initiatives continued to pay off with a 79% increase in advanced mobile data services revenue to RM137 million, and 56% growth in active General Packet Radio Services ("GPRS") users to 777,000.

The Group's earnings before interest, taxation, depreciation and amortization ("EBITDA") was up 10% to RM2,653 million, driven by higher revenue coupled with cost efficiencies and scale.

EBITDA margin eased 1.3% points to 56.6% from 57.9% previously. The preceding year had benefited from the reversal of Universal Service Obligation provision amounting to RM106 million. Excluding this reversal and other one-off items, the underlying EBITDA margin of the preceding year was 54.9%.

Profit before tax ("PBT") was up 6% to RM1,873 million from RM1,775 million in the preceding period. Net profit rose 1% or RM18 million to RM1,239 million. The Company's cash position is strong at RM3 billion.

In view of the strong financial performance and cash position, Maxis announced a third gross interim dividend of 10.42 sen per share less tax (7.5 sen net per share) for the financial year ending 31 December 2005 which will be paid on 30 December 2005. This is in line with the company's declaration of increasing this year's dividend payout to around 60-65%.

Maxis Chairman, Tan Sri Dato' Megat Zaharuddin said, "I am pleased that we have surpassed the 7 million customers milestone, and that we continue to have a higher revenue share of the market. Our ongoing major organisational transformation efforts will ensure that we remain focused on our range of various customer segments to find ways and means of creating value, which together with cost restructuring, should continue to enhance our performance.

"Equally important, we are applying these learnings in our Indonesia expansion operation to ensure that we quickly grasp the huge growth opportunities there".

Chief Executive Officer, Dato' Jamaludin Ibrahim added: "The financial results demonstrate that the new marketing strategy implemented at the end of Q1 have yielded positive results. On top of adding 125,000 new customers in the postpaid segment, we have also successfully penetrated into new market segments, growing our prepaid base by 1.6 million or 40%. At the same time, we have promoted voice usage among our customers. Likewise, the continual increase in mobile data revenue, with higher contributions from services beyond SMS, show that our mix of innovative services is paying off. Moving ahead, this upward trend bodes well for us".

Third Quarter 2005 vs Third Quarter 2004

Revenue grew by 9% to RM1,581 million compared to RM1,447 million in the corresponding quarter last year. Mobile data revenue was up 35% to RM261 million and accounted for 17.3% of total mobile revenue compared to 14.1% last year.

The Group's EBITDA of RM909 million was 9% higher compared to RM831 million previously, driven by higher revenue. EBITDA margin of 57.5% was 0.1% points higher than 57.4%.

Despite the higher EBITDA, PBT eased 5% to RM613 million from RM643 million due to the RM37 million additional costs for fixed assets write off and higher depreciation charges of RM56 million. In addition, Q304 had benefited from the reversal of integration costs of RM17 million. Net profit eased 7% or RM31 million to end the quarter at RM402 million.

Third Quarter 2005 vs Second Quarter 2005

Dato' Jamaludin said, "Despite the intense market competition which continued in the third quarter, Maxis continues to be successful in attracting quality subscribers and has maintained a strong emphasis in enhancing its value proposition to retain them.

"As a result of the targeted approach taken to attract different market segments, we have added [illegible]4,000 customers, bringing our total customer base to above 7 million".

Maxis' revenue was up 4% or RM58 million to RM1,581 million for the third quarter ending 30 September 2005 compared to RM1,523 million in the second quarter.

Maxis' EBITDA of RM909 million was 8% or RM67 million higher. EBITDA margin remained strong at 57.5%. In addition to the higher revenue of RM58 million, the Group also benefited from unrealised foreign exchange gains of RM23 million reported primarily by the Indonesian operation on its US Dollar denominated deposits, which appreciated against the Rupiah.

PBT was up 2% or RM14 million to RM613 million due to improved operational results. Net profit increased RM4 million or 1% to end the quarter at RM402 million.

PT Natrindo Telepon Seluler ("NTS")

Indonesian subsidiary, NTS, registered revenue of RM2 million compared to RM3 million in the previous quarter. Nonetheless, NTS registered EBITDA of RM9 million and net profit of RM7 million

compared to the RM2 million and RM4 million losses respectively in Q205. This is mainly attributable to the above-mentioned unrealised foreign exchange gain on US Dollar denominated deposits. NTS' performance did not have any material impact on Maxis' results.

Exemption File No. 082-34780

FACTSHEET – REVIEW OF PERFORMANCE

YTD 2005 vs YTD 2004

Financial indicators	YTD 2005	YTD 2004	Variance	% Variance
Financials – Group (RM'm)				
Revenue	**4,689**	**4,176**	**513**	**12%**
EBITDA	**2,653**	**2,417**	**236**	**10%**
EBITDA margin (%)	**56.6**	**57.9**	**(1.3)**	**-**
Profit before taxation ("PBT")	**1,873**	**1,775**	**98**	**6%**
Net profit	**1,239**	**1,221**	**18**	**1%**

3Q05 vs 3Q04

Financial indicators	3rd Quarter 2005	3rd Quarter 2004	Variance	% Variance
Financials – Group (RM'm)				
Revenue	**1,581**	**1,447**	**134**	**9%**
EBITDA	**909**	**831**	**78**	**9%**
EBITDA margin (%)	**57.5**	**57.4**	**0.1**	**-**
Profit before taxation ("PBT")	**613**	**643**	**(30)**	**(5%)**
Net profit	**402**	**433**	**(31)**	**(7%)**

3Q05 vs 2Q05

Financial indicators	3rd Quarter 2005	2nd Quarter 2005	Variance	% Variance
Financials – Group (RM'm)				
Revenue	**1,581**	1,523	**58**	**4%**
EBITDA	**909**	842	**67**	**8%**
EBITDA margin (%)	**57.5**	55.3	**2.2**	**-**
Profit before taxation ("PBT")	**613**	599	**14**	**2%**

Net profit	**402**	398	**4**	**1%**

Exemption File No.
082-34780

General Announcement
Reference No **MC-051124-37973**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	24/11/2005

Type	:	**Announcement**
Subject	:	**Maxis Communications Berhad ("Maxis" or the "Company") Shareholders' Loan Agreement entered into between Advanced Wireless Technologies Sdn Bhd ("AWT") and MBNS Multimedia Technologies Sdn Bhd ("MMT")**

Contents :

The Board of Directors of Maxis wishes to announce that AWT, a 75% owned subsidiary of Maxis, has on 24 November 2005 entered into a Shareholders' Loan Agreement with MMT for the acceptance of a loan amounting to RM24,166,666 from MMT ("the Loan"). The terms of the Loan are, inter-alia, interest rate of 1.0% above Malayan Banking Berhad's base lending rate ("BLR") per annum for a term of 5 years commencing from the date of drawdown of the Loan.

The Loan is made pursuant to the Shareholders' Agreement dated 25 August 2004 entered into between Maxis, MMT and AWT, wherein MMT had, inter alia, agreed to make a contribution to AWT in the form of a shareholder's loan in proportion to the 25% equity interest it holds in the share capital of AWT. The Loan will be utilised to partially repay shareholder's loan obtained from Maxis.

The Board of Directors of Maxis is of the opinion that the acceptance of the Loan is in the best interest of the Company.

This announcement is dated 24 November 2005

Exemption File No.
082-34780

General Announcement
Reference No **MC-051214-61561**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**14/12/2005**

Type	:	**Announcement**
Subject	:	**Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") of dealing in the shares of the Company outside closed period**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") having received a notification on 14 December 2005 pursuant to Paragraph 14.09(a) of the Listing Requirements from Mr. Chow Chee Yan, a Principal Officer of the Company, do hereby notify Bursa Securities of his dealings in the securities of the Company as set out below:-

The transfer of 30,000 ordinary shares of RM0.10 each (representing 0.001% of the issued share capital) to his wife on 12 December 2005 ("the Transfer").

Upon completion of the Transfer, the total number of shares held by Mr. Chow Chee Yan is nil.

This announcement is dated 14 December 2005

APPENDIX C

Exemption File No. 082-34780

Financial Results
Reference No **MC-051123-38655**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	23/11/2005
Quarterly report for the financial period ended	:	**30/09/2005**
Quarter	:	**3**
Financial Year End	:	**31/12/2005**
The figures	:	**have not been audited**

RECEIVED
2005 DEC 30 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Converted attachment :

Please attach the full Quarterly Report here:

Maxis 3Q05.pdf

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
30/09/2005

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	**PRECEDING YEAR CORRESPONDING QUARTER**	**CURRENT YEAR TO DATE**	**PRECEDING YEAR CORRESPONDING PERIOD**
		30/09/2005	**30/09/2004**	**30/09/2005**	**30/09/2004**
		RM'000	RM'000	RM'000	RM'000
1	Revenue	**1,581,000**	**1,447,000**	**4,689,000**	**4,176,000**
2	Profit/(loss) before tax	**613,000**	**643,000**	**1,873,000**	**1,775,000**
3	Profit/(loss) after tax and minority interest	**402,000**	**433,000**	**1,239,000**	**1,221,000**
4	Net profit/(loss) for the period	**402,000**	**433,000**	**1,239,000**	**1,221,000**
5	Basic earnings/(loss) per shares (sen)	**16.10**	**17.60**	**49.90**	**49.60**
6	Dividend per share (sen)	**10.42**	**6.94**	**31.26**	**20.82**

		AS AT END OF CURRENT QUARTER	**AS AT PRECEDING FINANCIAL YEAR END**
7	Net tangible assets per share (RM)	**1.8000**	**1.7000**

Exemption File No.
082-34780

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Remarks :

The Board of Directors has declared a gross third interim dividend of 10.42 sen per ordinary share less Malaysian income tax at 28% (2004: 6.94sen) in respect of the financial year ending 31 December 2005 and will be paid on 30 December 2005. The entitlement date for the dividend payment is 15 December 2005.

A Depositor shall qualify for entitlement to the dividend only in respect of:

(i) shares transferred to the Depositor's securities account before 4.00 pm on 15 December 2005 in respect of transfers; and

(ii) shares brought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement basis according to the Rules of Bursa Securities.

Exemption File No.
082-34780

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2005

ANNOUNCEMENT

The Board of Directors of Maxis Communications Berhad ("Maxis" or "the Company") is pleased to announce the following unaudited consolidated results for the third quarter ended 30 September 2005 which should be read in conjunction with the audited financial statements for the financial year ended 31 December 2004.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER			CUMULATIVE QUARTER		
		QUARTER ENDED 30/9/2005	QUARTER ENDED 30/9/2004	+ -	PERIOD ENDED 30/9/2005	PERIOD ENDED 30/9/2004	+ -
		RM' m	RM' m	%	RM' m	RM' m	%
Revenue	8	1,581	1,447	+9	4,689	4,176	+12
Interconnect expenses, Universal Service Provision contributions and direct cost of sales		(456)	(370)		(1,315)	(1,012)	
Gross profit		1,125	1,077	+4	3,374	3,164	+7
Other operating income		4	1		5	3	
Administrative expenses		(258)	(276)		(840)	(785)	
Network operation costs		(267)	(168)		(690)	(614)	
Other operating expenses		2 [(a)]	(8)		3	(13)	
Profit from operations	8	606	626	-3	1,852	1,755	+6
Finance income/(cost) (net)		7	-		21	(16)	
Integration cost		-	17		-	36	
Profit before taxation		613	643	-5	1,873	1,775	+6
Taxation	18	(208)	(210)		(633)	(554)	
Profit after taxation		405	433	-6	1,240	1,221	+2
Minority interest		(3)	-		(1)	-	
Net profit		402	433	-7	1,239	1,221	+1
Earnings per share :		Sen	Sen		Sen	Sen	
- Basic	26	16.1	17.6		49.9	49.6	
- Diluted	26	16.0	17.4		49.5	49.1	

Note:
(a) Included in the other operating expenses is the unrealised foreign exchange gain amounting to RM23 million.

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2005

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 30/9/2005 (Unaudited) RM' m	AS AT 31/12/2004 (Audited) RM' m
NON-CURRENT ASSETS			
Property, plant and equipment	9 (a)	**4,171**	4,250
Intangible assets		**1,291**	1,158
Investment		**4**	4
Deferred tax asset		**196**	327
		5,662	5,739
CURRENT ASSETS			
Inventories		**63**	114
Trade and other receivables		**570**	560
Tax recoverable		**21**	21
Deposits with licensed banks		**2,662**	2,172
Cash and bank balances		**381**	66
		3,697	2,933
CURRENT LIABILITIES			
Provisions for liabilities and charges		**59**	89
Trade and other payables		**1,887**	2,289
Borrowings (secured and interest bearing)	22	**228**	190
Dividends payable		**28**	-
		2,202	2,568
NET CURRENT ASSETS		**1,495**	365
NON-CURRENT LIABILITIES			
Creditors		**16**	75
Borrowings (secured and interest bearing)	22	**684**	418
Deferred tax liability		**392**	240
		1,092	733
NET ASSETS		**6,065**	5,371

Exemption File No.
082-34780

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2005

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (Continued)

	AS AT 30/9/2005 (Unaudited)	AS AT 31/12/2004 (Audited)
	RM' m	RM' m
CAPITAL AND RESERVES		
Share capital	**250**	248
Non-distributable reserves	**3,439**	3,377
Proposed dividend reserve	**-**	521
Retained earnings	**2,091**	1,225
	5,780	5,371
MINORITY INTEREST	**285**	-
	6,065	5,371
NET TANGIBLE ASSETS PER SHARE (RM)	**1.80**	1.70

Exemption File No. 082-34780

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2005

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Issued and fully paid		Non-distributable			Distributable		
Period ended 30/9/2005	Number of shares	Nominal value	Share premium	Capital redemption reserve	Exchange reserve	Proposed dividend reserve	Retained earnings	Total
	' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m	RM' m
Balance as at 1/1/2005	2,476	248	3,376	1	-	521	1,225	5,371
Movements for the period								
Issue of ordinary shares:								
- 20,469,000 ordinary shares pursuant to the ESOS[1]	20	2	107	-	-	-	-	109
Currency translation differences	-	-	-	-	(45)	-	-	(45)
Net profit	-	-	-	-	-	-	1,239	1,239
Dividend for the financial year ended 31/12/2004								
- Fourth interim	-	-	-	-	-	(124)	-	(124)
- Final	-	-	-	-	-	(397)	-	(397)
Dividend for the financial year ending 31/12/2005								
- First interim	-	-	-	-	-	-	(186)	(186)
- Second interim	-	-	-	-	-	-	(187)	(187)
Balance as at 30/9/2005	2,496	250	3,483	1	(45)	-	2,091	5,780

	Number of shares	Nominal value	Share premium	Capital redemption reserve	Exchange reserve	Proposed dividend reserve	Retained earnings	Total
Period ended 30/9/2004								
Balance as at 1/1/2004	2,458	246	3,294	1	-	492	518	4,551
Movements for the period								
Issue of ordinary shares:								
- 12,664,000 ordinary shares pursuant to the ESOS	12	1	57	-	-	-	-	58
Net profit	-	-	-	-	-	-	1,221	1,221
Dividend for the financial year ended 31/12/2003								
- Interim	-	-	-	-	-	(246)	-	(246)
- Final	-	-	-	-	-	(246)	-	(246)
Dividend for the financial year ended 31/12/2004								
- First interim	-	-	-	-	-	-	(123)	(123)
- Second interim	-	-	-	-	-	-	(123)	(123)
Balance as at 30/9/2004	2,470	247	3,351	1	-	-	1,493	5,092

Note:

(1) Pursuant to the Employee Share Option Scheme ("ESOS")

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2005

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	CUMULATIVE QUARTER	
	PERIOD ENDED 30/9/2005	PERIOD ENDED 30/9/2004
	RM' m	RM' m
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit	1,239	1,221
Adjustments for non-cash flow:		
Depreciation	651	562
Amortisation of intangible assets	108	100
Interest expense	28	48
Syndicated loan documentation fees	6	-
Interest income	(55)	(32)
Taxation	633	554
Other non-cash items	26	19
	1,397	1,251
Operating profit before changes in working capital	2,636	2,472
Changes in working capital	(439)	(253)
Cash generated from operations	2,197	2,219
Interest received	55	32
Taxation paid	(309)	(36)
Payments under staff incentive scheme	(26)	(25)
Payments under site rectification works	(3)	(6)
Net cash flow from operating activities	1,914	2,184
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash flow on acquisition of a subsidiary	7	-
Purchase of property, plant and equipment	(567)	(745)
Proceeds from disposal of property, plant and equipment	2	-
Part payment of the 3G spectrum assignment licence fees	(8)	(8)
Net cash flow from investing activities	(566)	(753)
CASH FLOWS FROM FINANCING ACTIVITIES		
Drawdown of syndicated loans	380	-
Repayment of syndicated loans	(76)	(38)
Syndicated loan documentation fees paid	(6)	-
Proceeds from issuance of shares	109	58
Dividends paid	(894)	(614)
Interest paid	(28)	(48)
Proceeds from issuance of shares to minority interest	-	1
Net cash flow from financing activities	(515)	(641)

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Continued)

	CUMULATIVE QUARTER	
	PERIOD ENDED 30/9/2005	PERIOD ENDED 30/9/2004
	RM' m	RM' m
NET INCREASE IN CASH AND CASH EQUIVALENTS	833	790
EFFECTS OF EXCHANGE RATE CHANGES	(28)	-
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	2,238	1,067
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	3,043	1,857

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2005

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

1. ACCOUNTING POLICIES

The quarterly condensed financial report of Maxis Communications Berhad and its subsidiaries ("the Group") has been prepared based on:

(i) The requirements of the Financial Reporting Standards ("FRS") 134 – Interim Financial Reporting; and
(ii) Paragraph 9.22 of the Bursa Malaysia Securities Listing Requirements ("Bursa Securities LR")

and should be read in conjunction with the Group's audited financial statements for the financial year ended 31 December 2004. The accounting polices adopted for the quarterly condensed financial report are consistent with those adopted for the audited financial statements for the financial year ended 31 December 2004.

2. QUALIFICATION OF PRECEDING AUDITED FINANCIAL STATEMENTS

There was no qualification to the preceding audited financial statements.

3. SEASONAL / CYCLICAL FACTORS

The operations of the Group were not significantly affected by seasonality and cyclical factors during the quarter under review.

4. NATURE AND AMOUNT OF ITEMS AFFECTING ASSETS, LIABILITIES, EQUITY, NET INCOME OR CASH FLOWS THAT ARE UNUSUAL BECAUSE OF THEIR NATURE, SIZE OR INCIDENCE

There were no significant unusual items affecting assets, liabilities, equity, net income or cash flows during the quarter under review.

5. NATURE AND AMOUNT OF CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR INTERIM PERIODS OF THE CURRENT FINANCIAL YEAR OR CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR FINANCIAL YEARS, IF THOSE CHANGES HAVE A MATERIAL EFFECT IN THE CURRENT INTERIM PERIOD

There were no significant changes in estimates of amounts reported in the prior interim period or in the prior financial year.

6. ISSUANCES, CANCELLATIONS, REPURCHASES, RESALE AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

	CURRENT QUARTER		CUMULATIVE QUARTER	
	NUMBER OF SHARES	PROCEEDS FROM SHARE ISSUE	NUMBER OF SHARES	PROCEEDS FROM SHARE ISSUE
	' 000	RM' m	' 000	RM' m
Issuance of new ordinary shares of RM0.10 each pursuant to employees exercising their options under the ESOS	14,884	82	20,469	109

7. DIVIDENDS PAID

During the quarter under review, the following dividends were paid:

(i) final dividends of 10.00 sen per ordinary share, tax exempt, and 8.33 sen per ordinary share less Malaysian income tax at 28%, totalling RM397 million in respect of the financial year ended 31 December 2004 were paid on 6 July 2005; and

(ii) second interim dividend of 10.42 sen per ordinary share, less Malaysian income tax at 28%, amounting to RM187 million in respect of the financial year ending 31 December 2005, was paid on 30 September 2005.

8. SEGMENT RESULTS AND REPORTING

The Group operates in three segments, comprising the provision of mobile services which is a major contributor to the Group's operations, fixed services and international gateway services. The Group also provides other services which are currently not significant enough to be reported separately. The results for the Mobile services segment are further divided into geographic regions. Inter-segment revenue comprise network services and management services rendered to other business segments within the Group. Some transactions are transacted at normal commercial terms that are no more favourable than that available to other third parties whilst the rest are allocated on an equitable basis of allocation.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
REVENUES	**QUARTER ENDED 30/9/2005**	QUARTER ENDED 30/9/2004	**PERIOD ENDED 30/9/2005**	PERIOD ENDED 30/9/2004
	RM' m	RM' m	**RM' m**	RM' m
Mobile services				
Malaysia - external revenue	**1,484**	1,367	**4,408**	3,937
Malaysia - inter-segment revenue	**22**	12	**65**	35
Indonesia - external revenue [(1)]	**2**	n/a	**5**	n/a
	1,508	1,379	**4,478**	3,972
Fixed services				
External revenue	**42**	51	**129**	137
Inter-segment revenue	**7**	5	**19**	20
	49	56	**148**	157
International gateway services				
External revenue	**53**	29	**147**	102
Inter-segment revenue	**47**	37	**135**	130
	100	66	**282**	232
Other operations				
External revenue	**-**	-	**-**	-
Inter-segment revenue	**18**	16	**56**	64
	18	16	**56**	64
Total reportable segments	**1,675**	1,517	**4,964**	4,425
Eliminations	**(94)**	(70)	**(275)**	(249)
Total Group Revenue	**1,581**	1,447	**4,689**	4,176

(1) Represents Indonesian operations acquired effective 29 April 2005.

8. SEGMENT RESULTS AND REPORTING (Continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/9/2005	QUARTER ENDED 30/9/2004	**PERIOD ENDED 30/9/2005**	PERIOD ENDED 30/9/2004
Segment Results	**RM' m**	RM' m	**RM' m**	RM' m
Mobile services				
- Malaysia	**603**	627	**1,848**	1,734
- Indonesia [1]	**2**	n/a	**(4)**	n/a
Fixed services	**(8)**	9	**(12)**	(1)
International gateway services	**20**	8	**39**	50
Other operations	**(11)**	(18)	**(19)**	(27)
Eliminations	**-**	-	**-**	(1)
Profit from operations	**606**	626	**1,852**	1,755

[1] Represents Indonesian operations acquired effective 29 April 2005.

9. CARRYING AMOUNT OF REVALUED ASSETS

(a) **Property, plant and equipment**

There were no revalued property, plant and equipment during the quarter and as at 30 September 2005.

(b) **Investment properties**

There were no investment properties during the quarter and as at 30 September 2005.

10. MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL PERIOD

There were no material events subsequent to the end of the financial period.

11. CHANGES IN THE COMPOSITION OF THE GROUP

Save as disclosed in the audited financial statements for the financial year ended 31 December 2004, there has been no change in the composition of the Group in the current quarter.

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liabilities

The amounts of contingent liabilities as at 16 November 2005 were as follows:

	Company RM' m
Guarantees given to a third party in respect of services provided to subsidiaries	2

	Group RM' m
Indemnity given to financial institutions in respect of bank guarantees issued at the request of the Company and its subsidiaries:	17
Irrevocable bank guarantee given to the Malaysian Communications and Multimedia Commission	50

(b) Contingent assets

There were no contingent assets as at 16 November 2005.

13. CAPITAL COMMITMENTS

Capital commitments not provided for as at 30 September 2005 are as follows:

	Group RM' m
Approved by the Board of Directors:	
- contracted for	398
- not contracted for	474
	872

14. SIGNIFICANT RELATED PARTY DISCLOSURES

Related parties are those defined under FRS 124 - Related Party Disclosures.

Usaha Tegas Sdn. Bhd. together with certain entities controlled by or in which Ananda Krishnan Tatparanandam is deemed to have an interest, have the ability to exercise significant influence over the Group.

The significant related party transactions and balances described below were carried out on commercial terms that are no more favourable than that available to other third parties.

	TRANSACTIONS FOR THE PERIOD ENDED 30/9/2005	BALANCES DUE FROM/(TO) AS AT 30/9/2005
	RM' m	RM' m
(a) Sales of goods and services		
Sales of telecommunication services to:		
- MEASAT Broadcast Network Systems Sdn. Bhd. (VSAT, telephony and international bandwidth services)	6	2
(b) Purchases of goods and services		
Purchases of services from:		
- Tanjong City Centre Property Management Sdn. Bhd. (rental and utility charges)	18	-
- MEASAT Satellite Systems Sdn. Bhd. (transponder lease rental)	17	(6)
- UTSB Management Sdn. Bhd. (secondment and consultancy services)	23	(5)
- SRG Asia Pacific Sdn. Bhd. (call handling and telemarketing services)	9	(2)

Exemption File No.
082-34780

15. REVIEW OF PERFORMANCE

(A) Performance of the current quarter against the preceding quarter (3rd Quarter 2005 versus 2nd Quarter 2005)

Financial indicators	3rd Quarter 2005	2nd Quarter 2005	Variance	% Variance
Financials – Group (RM'm)				
Revenue	1,581	1,523	58	4%
EBITDA	909	842	67	8%
EBITDA margin (%)	57.5	55.3	2.2	-
Profit before taxation ("PBT")	613	599	14	2%
Net profit	402	398	4	1%
Financials – Malaysian Operation (RM'm)				
Revenue	1,579	1,520	59	4%
EBITDA	900	844	56	7%
EBITDA margin (%)	57.0	55.5	1.5	-
Profit before taxation ("PBT")	606	603	3	1%
Net profit	395	402	(7)	(2%)
Operational indicators - Malaysia				
Net subscribers (' 000)				
- Postpaid	1,382	1,331	51	4%
- Prepaid	5,628	5,305	323	6%
- Total	7,010	6,636	374	6%
ARPU (RM)				
- Postpaid	140	138	2	1%
- Prepaid	53	54	(1)	(2%)
Monthly MOUs (minutes)				
- Postpaid	462	479	(17)	(4%)
- Prepaid	111	116	(5)	(4%)
Data revenue (RM' m)	261	238	23	10%
SMS messages (' m)	2,979	2,352	627	27%
Operational indicators – Indonesia (1)				
Net subscribers (' 000)				
- Postpaid	4	4	-	-
- Prepaid	18	18	-	-
- Total	22	22	-	-
ARPU (RM)				
- Postpaid	49	55	(6)	(11%)
- Prepaid	12	16	(4)	(25%)

(1) Represents Indonesian operations acquired effective 29 April 2005.

15. REVIEW OF PERFORMANCE (Continued)

(A) Performance of the current quarter against the preceding quarter (3rd Quarter 2005 versus 2nd Quarter 2005) (Continued)

Intense market competition continued in the quarter under review. Maxis continues to be successful in attracting quality subscribers and has maintained a strong emphasis in enhancing its value proposition to retain them. As a result of the targeted approach taken to attract different market segments, 374,000 subscribers were added to the network. The total base has now surpassed the 7 million mark to 7,010,000 subscribers, representing a 6% growth.

Revenue

Revenue increased 4% to RM1,581 million, reflecting higher usage revenue on the back of a 6% increase in mobile subscribers and higher recurring revenue as compared to the preceding quarter that was impacted by one-time access fee refunds of RM12 million. Postpaid ARPU increased by RM2 to RM140 while prepaid ARPU declined by RM1 to RM53. The decline in prepaid ARPU is in line with expectations as the Group expands its customer base, mainly through the acquisition of lower end prepaid users.

Mobile data revenue continued to register strong growth and in proportion to mobile revenue has increased to 17.3% from 16.3% in the previous quarter, on 27% growth in billable SMS volume. Advanced mobile data services (non P2P) revenue increased by 5% to RM49 million, on the back of a 7% increase in active GPRS users to 777,000.

EBITDA and EBITDA margin

The Group's EBITDA rose 8% or RM67 million to RM909 million, representing an EBITDA margin of 57.5%, which is 2.2% points higher than the 55.3% recorded in the preceding quarter. In addition to the higher revenue of RM58 million, the Group also benefited from unrealised foreign exchange gains of RM23 million reported primarily by the Indonesian operation on its US Dollar denominated deposits, which appreciated against the Rupiah.

PBT and Net profit

PBT of RM613 million was RM14 million or 2% higher than the preceding quarter due to improved operational results. Net profit increased RM4 million or 1% to end the quarter at RM402 million.

Indonesian operations

Maxis' Indonesian subsidiary, NTS, registered revenue of RM2 million, compared to RM3 million in the previous quarter. Notwithstanding the lower revenue, NTS registered EBITDA of RM9 million (2Q05: RM2 million loss) and net profit of RM7 million (2Q05: RM4 million loss). This is mainly attributable to the aforementioned unrealised foreign exchange gain on US Dollar denominated deposits. These results are not material to the Group results.

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2005

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA SECURITIES LR UNDER PART A OF APPENDIX 9B

15. REVIEW OF PERFORMANCE

(B) Performance of the current year-to-date against the preceding year-to-date (YTD 2005 versus YTD 2004)

Financial indicators	YTD 2005	YTD 2004	Variance	% Variance
Financials – Group (RM'm)				
Revenue	**4,689**	4,176	**513**	**12%**
EBITDA	**2,653**	2,417	**236**	**10%**
EBITDA margin (%)	**56.6**	57.9	**(1.3)**	**-**
Profit before taxation ("PBT")	**1,873**	1,775	**98**	**6%**
Net profit	**1,239**	1,221	**18**	**1%**
Financials – Malaysian Operation (RM'm)				
Revenue	**4,684**	4,176	**508**	**12%**
EBITDA	**2,646**	2,417	**229**	**9%**
EBITDA margin (%)	**56.5**	57.9	**(1.4)**	**-**
Profit before taxation ("PBT")	**1,870**	1,775	**95**	**5%**
Net profit	**1,236**	1,221	**15**	**1%**
Operational indicators - Malaysia				
Net subscribers (' 000)				
- Postpaid	**1,382**	1,257	**125**	**10%**
- Prepaid	**5,628**	4,018	**1,610**	**40%**
- Total	**7,010**	5,275	**1,735**	**33%**
ARPU (RM)				
- Postpaid	**145**	161	**(16)**	**(10%)**
- Prepaid	**55**	61	**(6)**	**(10%)**
Monthly MOUs (minutes)				
- Postpaid	**460**	446	**14**	**3%**
- Prepaid	**116**	139	**(23)**	**(17%)**
Data revenue (RM' m)	**738**	548	**190**	**35%**
SMS messages (' m)	**7,250**	3,209	**4,041**	**126%**
Operational indicators – Indonesia [(1)]				
Net subscribers (' 000)				
- Postpaid	**4**	n/a	n/a	n/a
- Prepaid	**18**	n/a	n/a	n/a
- Total	**22**	n/a	n/a	n/a
ARPU (RM)				
- Postpaid	**51**	n/a	n/a	n/a
- Prepaid	**13**	n/a	n/a	n/a

[(1)] Represents Indonesian operations acquired effective 29 April 2005.

15. REVIEW OF PERFORMANCE (Continued)

(B) Performance of the current year-to-date against the preceding year-to-date (YTD 2005 versus YTD 2004) (Continued)

Revenue

Revenue increased by 12% to RM4,689 million compared to the same period in the preceding year. This was driven largely by a 33% increase in subscribers from 5,275,000 a year ago to 7,010,000. Postpaid ARPU declined 10% or RM16 to RM145 on lower recurring fees as more subscribers qualify for rebates and loyalty programmes even as MOUs increased slightly by 3%. Prepaid ARPU decreased RM6 to RM55 on tariff changes and lower MOUs, which is in line with expectations as subscriber base expands, mainly from lower end prepaid users.

Mobile data revenue increased by 35% to RM738 million, mainly from the 126% growth in volume of billable SMS messages. Revenue from advanced mobile data services (non P2P) increased by 79% to RM137 million, with active GPRS users increasing 56% to 777,000. Mobile data revenue accounted for 16.5% of total mobile revenue, higher than the 13.8% registered in the same period of the preceding year.

EBITDA and EBITDA margin

The Group's EBITDA increased by 10% to RM2,653 million, a result of higher revenue coupled with cost efficiencies and scale. EBITDA margin of 56.6% was 1.3% points lower than the same period in the preceding year of 57.9% as the preceding year had benefited from the reversal of Universal Service Obligation provision amounting to RM106 million. Excluding this reversal and other one-off items, the underlying EBITDA margin of the preceding year was 54.9%.

PBT and Net profit

The Group recorded PBT of RM1,873 million, an increase of 6%, driven by the aforementioned EBITDA improvements.

At net profit level, the Group recorded a 1% increase to RM1,239 million.

16. PROSPECTS FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2005

The Group remains focused in maintaining its leadership position with strategies in place to respond to an increasingly competitive market. The targeted marketing approach for different segments and network expansion have resulted in encouraging trends for both revenue and subscriber additions. These trends are expected to continue into the future.

The extension of 3G coverage within the country and capital investment process of the Group's Indonesian subsidiary, NTS is well on track. The 3G operations and financial results of NTS are not expected to have a significant impact on the consolidated earnings of the Group for the year.

Barring any unforeseen circumstances, the Board of Directors expects performance of the Group for the financial year ending 31 December 2005 to be satisfactory.

17. PROFIT FORECAST OR PROFIT GUARANTEE

Not applicable as the Group did not submit any profit forecast.

18. TAXATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 30/9/2005	QUARTER ENDED 30/9/2004	**PERIOD ENDED 30/9/2005**	PERIOD ENDED 30/9/2004
	RM' m	RM' m	**RM' m**	RM' m
Current tax	**135**	2	**350**	7
Deferred tax	**73**	208	**283**	547
	208	210	**633**	554

The Group's effective tax rates for the current quarter and year-to-date are 33.9% and 33.8% respectively, which are above the statutory tax rate of 28.0% due mainly to non-deductibility of certain operating expenditure for tax purposes.

19. PROFIT/(LOSS) ON SALE OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

There were no sales of unquoted investments and/or properties for the nine months ended 30 September 2005.

20. INVESTMENTS IN QUOTED SECURITIES

There were no investments in quoted securities for the nine months ended 30 September 2005.

21. STATUS OF CORPORATE PROPOSALS ANNOUNCED

(a) Proposed RM500 million Commercial Paper/Medium Term Note Programme; and
(b) Proposed RM500 million Medium Term Note Programme
(collectively, the "Proposed Programmes")

On 9 November 2004, the Company had announced that the Company intends to undertake the above proposals. The funds raised from the Proposed Programmes would enable Maxis and its subsidiaries to utilise the same to refinance existing debt, to finance capital expenditure which include purchase of equipment, software, and financing of construction/installation cost for the network and for other general funding requirements and general corporate purposes. The Securities Commission has approved the Proposed Programmes based on the terms and conditions contained therein on 2 December 2004. The subscription agreement has yet to be executed.

Save as disclosed above, there are no other disclosures that are required to be made as at 16 November 2005.

22. BORROWINGS

The borrowings as at 30 September 2005 are as follows:

	CURRENT LIABILITIES	NON-CURRENT LIABILITIES	TOTAL
	RM' m	RM' m	RM' m
Syndicated loan [1]	228	684	912

Note

[1] Refer to Note 23 (ii) of the explanatory notes below for further information.

23. FINANCIAL INSTRUMENTS

Under the Group's policy, Maxis' practice is to hedge all known foreign currency commitments arising from trade transactions. Maxis' non-trade currency exposures will be hedged as and when deemed necessary.

(i) Forward foreign exchange contracts

Forward foreign exchange contracts protect the Group from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Exchange gains and losses arising on contracts entered into as hedges of anticipated future transactions are deferred until the date of such transaction, at which time they are included in the measurement of such transactions.

As at 16 November 2005, the contract amounts of forward foreign exchange contracts that were entered into as hedges for purchases were USD1.5 million (RM5.6 million). These amounts represent the future cash flows under forward foreign exchange contracts to purchase the foreign currency. The settlement periods of these forward contracts range between 1 and 3 months.

(ii) Currency hedge and interest rate swap

The Company has entered into hedging arrangements for the outstanding USD140 million (RM532 million) syndicated loan where the Company received Malaysian Ringgit at RM3.80 per USD1.00 and pays KLIBOR interest rate in exchange for USD LIBOR interest rate.

In August 2005, the Company has entered into an interest rate swap for the outstanding USD100 million (RM380 million) syndicated loan where the Company pays USD LIBOR fixed interest rate in exchange for USD LIBOR floating interest rate.

(iii) Credit Risk

The above instruments were executed with creditworthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote, on the basis of their financial strength.

24. CHANGES IN MATERIAL LITIGATION

With reference to the suit commenced by Maxis Sdn Bhd ("MSB") against the Company and six subsidiaries (collectively, "the Maxis Group") vide Kuala Lumpur High Court Civil Suit No. S6-22-728-2002 as was previously announced and disclosed, on 28 October 2005, Maxis announced that it had entered into a settlement agreement with MSB.

Save as provided above, there has been no other material change in the status of the reported litigations as at 16 November 2005 that would have a material adverse impact to the Group.

25. DIVIDENDS

The Board of Directors has declared a gross third interim dividend of 10.42 sen per ordinary share less Malaysian income tax at 28% (2004: 6.94 sen) in respect of the financial year ending 31 December 2005 and will be paid on 30 December 2005. The entitlement date for the dividend payment is 15 December 2005.

A Depositor shall qualify for entitlement to the dividend only in respect of:

(i) shares transferred to the Depositor's securities account before 4.00 pm on 15 December 2005 in respect of transfers; and

(ii) shares bought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement basis according to the Rules of Bursa Securities.

The total dividend for the current financial year ending 31 December 2005 is 31.26 sen per ordinary share less Malaysian income tax at 28%.

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2005

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA SECURITIES LR UNDER PART A OF APPENDIX 9B

26. EARNINGS PER SHARE

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 30/9/2005	QUARTER ENDED 30/9/2004	**PERIOD ENDED 30/9/2005**	PERIOD ENDED 30/9/2004
(1) Basic earnings per share					
Net profit	(RM' m)	**402**	433	**1,239**	1,221
Weighted average number of ordinary shares in issue	(' m)	**2,491**	2,466	**2,483**	2,462
Basic earnings per share:	(sen)	**16.1**	17.6	**49.9**	49.6
(2) Diluted earnings per share					
Net profit	(RM' m)	**402**	433	**1,239**	1,221
Weighted average number of ordinary shares in issue	(' m)	**2,491**	2,466	**2,483**	2,462
Adjusted for share options granted	(' m)	**21**	26	**21**	25
Adjusted weighted average number of ordinary shares in issue	(' m)	**2,512**	2,492	**2,504**	2,487
Diluted earnings per share:	(sen)	**16.0**	17.4	**49.5**	49.1

As at 30 September 2005, 73,483,578 share options have been granted and remained unexercised pursuant to the ESOS.

By order of the Board

Dipak Kaur
(LS 5204)
Company Secretary
23 November 2005
Kuala Lumpur

APPENDIX D

Exemption File No.
082-34780

Entitlements (Notice of Book Closure)
Reference No **MC-051123-37006**

Submitting Merchant Bank	:	N/A
Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	23/11/2005

EX-date :**13/12/2005**
Entitlement date :**15/12/2005**
Entitlement time :**05:00:00 PM**
Entitlement subject :**Interim Dividend**
Entitlement description:
Third Interim dividend of 10.42 sen per ordinary share less 28% Malaysian Income Tax
Period of interest payment : to
Financial Year End :**31/12/2005**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements : to
Registrar's name ,address, telephone no:
Symphony Share Registrars Sdn. Bhd.
Level 26, Menara Multi-Purpose
Capital Square
No. 8 Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia
Tel No. 603-2721 2222
Payment date :**30/12/2005**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**15/12/2005**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :
c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**RM**
Entitlement in RM (RM) :**0.1042**
Remarks

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 34161 OF 2005

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	25/11/2005

Subject : MAXIS - NOTICE OF BOOK CLOSURE

Contents :

Third Interim dividend of 10.42 sen per ordinary share less 28% Malaysian income tax.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"]
as from : [13 December 2005]

2) The last date of lodgement : [15 December 2005]

3) Date Payable : [30 December 2005]

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 10 day of **November, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**87,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **36,000** shares	-	RM4.36	-
[c] Amount paid on **15,000** shares	-	RM5.13	-
[c] Amount paid on **3,000** shares	-	RM7.74	-
[c] Amount paid on **33,000** shares	-	RM7.99	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **36,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **15,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **3,000** shares	-	RM7.64	-
[e] Amount of premium paid or payable on **33,000** shares	-	RM7.89	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Exemption File No. 082-34780

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **17** day of **November, 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,497,454,000** shares of RM0.10 each and the paid-up capital is **RM249,745,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**5,000** ✓
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**43,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**15,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	24,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	87,000

Dated this 17 day of **November, 2005**

....
DATO' JAMALUDIN IBRAHIM

Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18 Menara Maxis Kuala Lumpur City Centre Off Jalan Ampang 50088 Kuala Lumpur
Tel	:	03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RECEIVED
2005 DEC 30 A 11:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **11** day of **November, 2005**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**178,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **51,000** shares	-	RM4.36	-
[c]	Amount paid on **8,000** shares	-	RM4.80	-
[c]	Amount paid on **92,000** shares	-	RM5.13	-
[c]	Amount paid on **27,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **51,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **8,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **92,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **27,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Exemption File No.
082-34780

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 22 day of **November, 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.	
158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,497,632,000** shares of RM0.10 each and the paid-up capital is **RM249,763,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**13,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**75,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**54,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	36,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	178,000

Dated this 22 day of **November, 2005**

....

DATO' JAMALUDIN IBRAHIM

Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No. 082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **16** day of **November** **, 2005**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**287,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **78,000** shares	-	RM4.36	-
[c]	Amount paid on **158,000** shares	-	RM5.13	-
[c]	Amount paid on **8,000** shares	-	RM6.47	-
[c]	Amount paid on **6,000** shares	-	RM7.74	-
[c]	Amount paid on **37,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **78,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **158,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **8,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **6,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **37,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Exemption File No. 082-34780

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 22 day of November , 2005

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,497,919,000** shares of RM0.10 each and the paid-up capital is **RM249,791,900**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**7,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**104,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**128,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	48,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	287,000

Dated this 22 day of November , 2005

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

RECEIVED
2005 DEC 30 A 11:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 21 day of **November, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**96,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **45,000** shares	-	RM4.36	-
[c] Amount paid on **15,000** shares	-	RM5.13	-
[c] Amount paid on **15,000** shares	-	RM6.47	-
[c] Amount paid on **4,000** shares	-	RM7.05	-
[c] Amount paid on **17,000** shares	-	RM7.74	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **45,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **15,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **15,000** shares	-	RM6.37	-
[e] Amount of premium paid or payable on **4,000** shares	-	RM6.95	-
[e] Amount of premium paid or payable on **17,000** shares	-	RM7.64	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 24 day of **November, 2005**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,498,015,000** shares of RM0.10 each and the paid-up capital is **RM249,801,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	5,000
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	55,000
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	7,000

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	29,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	96,000

Dated this 24 day of **November, 2005**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24
Companies Act 1965
[Section 54(1)]

Exemption File No.
082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 23 day of **November** , **2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**233,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **93,000** shares	-	RM4.36	-
[c] Amount paid on **83,000** shares	-	RM5.13	-
[c] Amount paid on **6,000** shares	-	RM6.47	-
[c] Amount paid on **51,000** shares	-	RM7.99	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **93,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **83,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **6,000** shares	-	RM6.37	-
[e] Amount of premium paid or payable on **51,000** shares	-	RM7.89	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 02 day of December, 2005

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,498,248,000** shares of RM0.10 each and the paid-up capital is **RM249,824,800**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **19,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **63,000**

(c) the number of shares allotted to non-citizens -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **111,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	40,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	233,000

Dated this 02 day of December , 2005

....
DATO' JAMALUDIN IBRAHIM

Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 28 day of **November**, **2005**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**76,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **16,000** shares	-	RM4.36	-
[c]	Amount paid on **42,000** shares	-	RM5.13	-
[c]	Amount paid on **3,000** shares	-	RM7.05	-
[c]	Amount paid on **15,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **16,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **42,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **15,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 02 day of December, 2005

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,498,324,000** shares of RM0.10 each and the paid-up capital is **RM249,832,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**1,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**37,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**1,000**

Exemption File No.
082-34780

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	37,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	76,000

Dated this 02 day of December , 2005

....

DATO' JAMALUDIN IBRAHIM

Director

....

DIPAK KAUR D/O SANGAT SINGH

Secretary

(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD

Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur

Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 01 day of **December, 2005**.

	Shares Allotted	Details of Shares: Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**180,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **111,000** shares	-	RM4.36	-
[c]	Amount paid on **67,000** shares	-	RM5.13	-
[c]	Amount paid on **2,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **111,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **67,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 03 day of **December , 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,498,504,000** shares of RM0.10 each and the paid-up capital is **RM249,850,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	-
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**126,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**24,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	30,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	180,000

Dated this 08 day of **December , 2005**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **05** day of **December, 2005**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**500,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **69,000** shares	-	RM4.36	-
[c]	Amount paid on **134,000** shares	-	RM5.13	-
[c]	Amount paid on **250,000** shares	-	RM5.34	-
[c]	Amount paid on **15,000** shares	-	RM6.47	-
[c]	Amount paid on **32,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **69,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **134,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **250,000** shares	-	RM5.24	-
[e]	Amount of premium paid or payable on **15,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **32,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 12 day of **December , 2005**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.	
158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,499,004,000** shares of RM0.10 each and the paid-up capital is **RM249,900,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**15,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**104,000**
	(c)	the number of shares allotted to non-citizens	**250,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**54,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	67,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	10,000
	TOTAL	500,000

Dated this 12 day of **December, 2005**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **08** day of **December**, **2005**.

		Details of Shares		
	Shares Allotted	Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**226,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **62,000** shares	-	RM4.36	-
[c]	Amount paid on **4,000** shares	-	RM4.80	-
[c]	Amount paid on **110,000** shares	-	RM5.13	-
[c]	Amount paid on **10,000** shares	-	RM6.47	-
[c]	Amount paid on **2,000** shares	-	RM7.05	-
[c]	Amount paid on **10,000** shares	-	RM7.74	-
[c]	Amount paid on **28,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **62,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **110,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **10,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **10,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **28,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Exemption File No. 082-34780

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 14 day of December, 2005

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,499,230,000** shares of RM0.10 each and the paid-up capital is **RM249,923,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**8,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**98,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**64,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	56,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	226,000

Dated this 14 day of December 2005

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000